UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 6, 2005

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay **Suite 4200** **Houston, Texas**	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03 Creation of a Direct Financial Obligation.

On December 1, 2005, EOGI International Company (EOGI), a foreign subsidiary of EOG Resources, Inc. (EOG), delivered a notice of borrowing under the previously established US$600 million, 3-year unsecured Senior Term Loan Agreement between EOGI, as Borrower, EOG, as Guarantor, The Bank of Nova Scotia, as administrative agent and certain banks, as lenders. EOGI elected to borrow US$250 million at the Eurodollar rate (a LIBOR rate plus the applicable margin) of 4.90% per annum for the initial three-month interest period beginning December 6, 2005. The borrowing is a term loan that will be guaranteed by EOG and has a scheduled maturity date of December 31, 2008. The proceeds of the borrowing will be used primarily to fund a distribution ultimately to EOG to realize the benefit provided under the American Jobs Creation Act of 2004 regarding repatriation of foreign earnings.

Item 7.01 Regulation FD Disclosure.

I.   Fourth Quarter and Full Year 2005 Forecast

The forecast items for the fourth quarter and full year 2005 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. These forecast items replace and supersede any previously issued guidance or forecast including the November 1, 2005 Fourth Quarter and Full Year 2005 Forecast issued on Form 8-K.

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the average of the New York Mercantile Exchange (NYMEX) settlement prices for the last three trading days for the subject (prompt) month. Based upon this methodology, the average of the NYMEX settlement prices for the fourth quarter 2005 is $12.85 per thousand cubic feet ($/Mcf). Based on the actual settlement price and its effect on regional indices, the revised ranges for United States natural gas differentials below NYMEX Henry Hub ($/Mcf) are $2.00 to $3.00 for the fourth quarter 2005 and $0.65 to $0.90 for the full year 2005.

On December 5, 2005, EOG redeemed the outstanding principal of its 6.00% Notes due 2008 and incurred a one-time interest expense charge of approximately $7.5 million. Based on this early redemption, the revised ranges for net interest expense are $19.0 to $21.5 million for the fourth quarter 2005 and $61.5 to $64.0 million for the full year 2005.

II.   Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: December 6, 2005   By: /s/ TIMOTHY K. DRIGGERS
                                             Timothy K. Driggers
                                             Vice President and Chief Accounting Officer
                                             (Principal Accounting Officer)